Alnylam Pharmaceuticals, Inc.

300 Third Street

Cambridge, MA 02142

December 11, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Frank Wyman and Jim Rosenberg, Office of Healthcare & Insurance

RE:	Alnylam Pharmaceuticals, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 15, 2017

File No. 001-36407

Dear Messrs. Wyman and Rosenberg:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated November 27, 2017 (the “Comment Letter”) to Michael P. Mason, Vice President of Finance and Treasurer of Alnylam Pharmaceuticals, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and the documents incorporated by reference therein. The responses set forth below have been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.

Comment: Notes to the Consolidated Financial Statements – 3. Significant Agreements, page 97

For each significant agreement, please provide us a schedule by type and amount of costs incurred included in research and development expenses for the years ended December 31, 2015 and 2016 and for the nine months ended September 30, 2017. Also provide us a similar schedule for general and administrative expenses or confirm that you have not incurred material general and administrative expenses related to your significant agreements.

Messrs. Frank Wyman and Jim Rosenberg

U.S. Securities and Exchange Commission

December 11, 2017

Response

The research and development costs incurred for each significant agreement during the periods referenced above primarily consist of costs incurred for external development and manufacturing services for which the Company is reimbursed and licensing payments made to the licensor. As noted in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” a significant portion of the Company’s research and development costs, including overhead and compensation and related costs, are not tracked by project as they benefit multiple projects or the Company’s technology platform. For the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2017, the Company did not incur material general and administrative expenses related to its significant agreements.

The Company has provided to the Staff, under separate cover and on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, additional information requested in the Staff’s comment. The Company also has requested confidential treatment of this information pursuant to 17 C.F.R. § 200.83.

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 551-8200 or Gregg L. Katz of Goodwin Procter LLP, the Company’s outside counsel, at (617) 570-1000.

Sincerely,

/s/ Michael P. Mason
Michael P. Mason
Vice President, Finance and Treasurer